

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Lixin Cai
Chairman and Chief Executive Officer
CXJ Group Co., Ltd.
Room 1903-1, No.1 building, Xizi International Center
Jianggan District, Hangzhou City,
Zhejiang Province, China

> **Re: CXJ Group Co., Ltd**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-248779**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements, page F-18

1. Please update the filing to provide financial statements that comply with Rule 8-08 of Regulation S-X and revise Management's Discussion and Analysis and other sections to provide updated financial information. In addition, file an updated consent from your auditors.

       You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing